TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust No. C5 Joel Zychick, Trustee 1521 Alton Rd. - Ste. 676 Miami Beach, FL 33139	Class A Common Stock	4/19/2024	2,046.00	23,947.13
-same as above-	Class A Common Stock	4/18/2024	2,046.00	23,906.79
-same as above-	Class A Common Stock	4/17/2024	2,046.00	24,045.10
-same as above-	Class A Common Stock	4/16/2024	6,019.00	69,571.38
-same as above-	Class A Common Stock	4/15/2024	2,046.00	23,716.04
-same as above-	Class A Common Stock	4/12/2024	2,046.00	24,460.32
-same as above-	Class A Common Stock	4/11/2024	2,046.00	24,578.01
-same as above-	Class A Common Stock	4/10/2024	2,046.00	24,300.15
-same as above-	Class A Common Stock	4/9/2024	2,046.00	24,517.18
-same as above-	Class A Common Stock	4/8/2024	2,046.00	24,558.07
-same as above-	Class A Common Stock	4/5/2024	2,046.00	24,863.16
-same as above-	Class A Common Stock	4/4/2024	2,046.00	24,628.41
-same as above-	Class A Common Stock	4/3/2024	2,046.00	21,531.09
-same as above-	Class A Common Stock	4/3/2024	2,046.00	21,416.10
-same as above-	Class A Common Stock	3/28/2024	2,046.00	22,268.87
-same as above-	Class A Common Stock	3/18/2024	3,891.00	40,187.43
-same as above-	Class A Common Stock	3/14/2024	4,582.00	47,152.27
-same as above-	Class A Common Stock	3/13/2024	4,582.00	47,301.07
-same as above-	Class A Common Stock	3/12/2024	4,582.00	47,670.69
-same as above-	Class A Common Stock	3/11/2024	4,582.00	46,850.67
-same as above-	Class A Common Stock	3/8/2024	4,582.00	46,660.57
-same as above-	Class A Common Stock	3/7/2024	4,582.00	46,178.97
-same as above-	Class A Common Stock	3/6/2024	4,582.00	45,919.19
-same as above-	Class A Common Stock	3/5/2024	4,582.00	45,810.06
-same as above-	Class A Common Stock	3/1/2024	4,582.00	47,118.73
-same as above-	Class A Common Stock	2/29/2024	4,582.00	47,845.76
-same as above-	Class A Common Stock	2/28/2024	4,582.00	48,252.75
-same as above-	Class A Common Stock	2/27/2024	4,582.00	49,065.01
-same as above-	Class A Common Stock	2/26/2024	4,582.00	46,946.99
-same as above-	Class A Common Stock	2/23/2024	4,582.00	46,578.53
-same as above-	Class A Common Stock	2/22/2024	4,582.00	46,883.38
-same as above-	Class A Common Stock	2/16/2024	4,011.00	40,975.67